Mail Stop 6010

      July 11, 2005

Mr. Zsolt Rumy
President and Chief Executive Officer
Zoltek Companies, Inc.
3101 McKelvey Road
St. Louis, MO 63044

	RE:	Zoltek Companies, Inc.
		Form 10-K for the Fiscal Year Ended September 30, 2004 Forms 10-Q for the Fiscal Quarters Ended December 31, 2004 and
March
31, 2005
		File No. 000-20600

Dear Mr. Rumy:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Fiscal Quarter Ended March 31, 2005

Part I. Financial Information, page 3

Item 1. Financial Statements, page 3

Note 2. Restatement, page 7

1. We note your disclosure that you intend to file an amended Form 10-K for the year ended September 30, 2004 and amended Forms 10-Q for the periods ended June 30, 2004 and December 31, 2004.  Please tell
us why you do not intend to file an amended Form 10-Q for the period
ended March 31, 2004.  Discuss your consideration of why no
amendment
is required to your disclosures under Item 307 and 308 of
Regulation
S-K, exhibits 31.1 and 31.2 and the certifications under Section
906
for that filing. Please tell us when you intend to file the amended reports.

2. Please amend to provide the effects of the error correction to your restated comprehensive income or loss and restated statements of cash flows for each effected period, or provide us with your analysis of why this disclosure is not required.

       As appropriate, please amend your March 31, 2005 Form 10-Q and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Tom Dyer, Staff Accountant, at (202) 551-
3641
or me at (202) 551-3604 if you have any questions. In this regard, do not hesitate to contact Michele Gohlke, Branch Chief, at (202)
551-3327.

      Sincerely,


							Kate Tillan
							Assistant Chief Accountant




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Mr. Zsolt Rumy
Zoltek Companies, Inc.
July 11, 2005
Page 1